UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Gimme Radio Inc

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      May 26, 2017

Physical address of issuer
520 Hampshire Street, Suite 206, San Francisco, CA 94110

Website of issuer
https://www.gimmeradio.com

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,659,642	$642,957
Cash & Cash Equivalents	$1,380,512	$187,422
Accounts Receivable	$0	$317
Short-term Debt	$115,621	$625,187
Long-term Debt	$0	$1,215,000
Revenues/Sales	$41,771	$33,039
Cost of Goods Sold	$16,388	$25,813
Taxes Paid	$1,515	$0
Net Income	$(1,329,898)	$(984,536)

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

Gimme Radio Inc
Annual Report
(Exhibit A to Form C-AR)
9 June 2020



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Gimme Radio Inc is a Delaware C-Corporation, formed on May 26, 2017.

The Company is located at 520 Hampshire Street, Suite 206, San Francisco, CA 94110.

The Company's website is https://www.gimmeradio.com.

The Company previously operated as a California Limited Liability Company under the name Gimme Radio LLC. Gimme Radio LLC was formed on December 20, 2016 and reincorporated in Delaware as a C-Corporation on May 26, 2017.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

While the company has seen promising user metrics, including trial conversion rates, engagement, and retention on its new subscription product, this product has only been available since Q4 2018. The subscription product is expected to be the primary driver of future revenues. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other events which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively limited, and while the company has reduced its burn over recent months, gives the company a limited runway. Their current cash position equates to roughly 12 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted the following transactions with related persons: During the year ended December 31, 2017, two officers of the Company were issued convertible notes totaling $75,000. At December 31, 2018 the balance of related party convertible notes is $75,000. The related accrued interest during the years ended December 31, 2018 and 2017 is $4,792 ad $1,791, respectively. During the year ended December 31, 2017, the Company was loaned funds of $5,414 from an officer. At December 31, 2018 and 2017, the amount of payable to officer is $5,414 and $5,414, respectively, and are recorded under 'Related party accruals' on the balance sheets.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company has not filed a Form D for its previous convertible notes. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

BUSINESS

Description of the Business

Today's digital music services offer very little differentiation in content and features, they rely on algorithms for programming and deliver an emotionless and solitary experience. The personal connection to music, the community, and the discovery from trusted sources have been forgotten and the passionate fan ignored. These fans are highly valuable - they are loyal and they spend 4X what the average music consumer spends. Gimme Radio has found a way to serve these millions of underserved fans. We build new music experiences on a genre by genre basis that focuses on what the fan values: access to a community of like-minded fans, true music discovery from trusted sources, direct contact with high-profile DJs and artists, and multiple ways to support the music and artist they love.

On June 29th, 2017, Gimme Radio launched its first proof of concept, a 24/7 metal focused service where metal fans tune in to hear world-class DJs - like Grammy award winning Dave Mustaine of Megadeth, Jessica Pimentel (star of Orange is the New Black), and Randy Blythe of Lamb of God.

In late November 2018 Gimme launched a monthly subscription tier of Gimme Radio and followed up the launch of their second community, Gimme Country on May 15, 2019.   The Company continues to iterate on both services as it grows its audience and fan communities.

Business Plan

Gimme Radio is a streaming music offering accessible via web (www.gimmeradio.com), mobile (iOS & Android), and Amazon Alexa. It has two tiers - a free radio service and a $4.99/month subscription offer for access to archived programming. Our programming is created by our roster of 60+ DJs, all tastemakers in music (e.g. musicians and writers). Our DJs share their own stories and experiences with the listener alongside songs they've handpicked - a unique experience in digital music. Gimme Country is a second service, focused on Country Music, that is offered via the web (www.gimmecountry.com) and mobile (iOS & Android). It currently only has one tier, a free radio service offering.

Our services allow for our DJs and the thousands of global listeners to chat in real-time- creating a truly global community.

THE STRATEGY:

Reinvent digital music by building communities of passionate music fans. Rather than relying on algorithmic programming and a catalog of 50M songs, Gimme instead built a service that caters to what fans value. True music discovery by trusted human sources, direct access to artists, interaction with other fans, and access to the limited and exclusive merchandise and services that fans crave. By focusing on the fan, Gimme is able to build vibrant communities, and that leads to long term retention and high revenue potential.

Gimme launched its proof of concept community in the metal genre - a passionate, and large fanbase long ignored by streaming services and radio. It launched its second service in an equally passionate fan base – Country. The plan is to continue to take our learnings and build out a network of communities of fans on a genre by genre basis - Rock, Electronic, Hip-Hop, and beyond. Through this network, Gimme will reach hundreds of millions of music fans throughout the world, across dozens of genres.

BUSINESS MODEL:

The service is monetized in several ways. First, we offer opportunities to purchase physical goods that our fans care about - rare and unique music and merchandise. Second, we offer a digital subscription to the service to listen to past shows on-demand and offline (currently offered in the US, Canada, UK, Germany, and Australia). The plan for 2020 is to expand our subscription opportunities to new pricing tiers and territories and implement other revenue sources including paid sponsorship, tip-jars, and micro-payments. By creating multiple revenue streams, our business model allows us to continue to increase the average revenue per user over time.

COMPETITIVE ADVANTAGE:

We have several competitive advantages in the marketplace. First, we are building communities in genres that are underserved by the other digital music services and once established these communities will be difficult for others to duplicate. Second, we are creating unique IP - to date, we have created over 2,500 hours of original programming that cannot be acquired anywhere else. Finally, we have a team of experts in the digital music space. We can build and iterate efficiently, and we are aware of the challenges that arise in the global music landscape.

RESULTS:

Since launch, Gimme has amassed over 185k registered users. Retention continues to be strong, with 30-day retention for users who listen at least once to the service at 19% and we continue to have strong long term retention for those who listen past the first 30 days. Most importantly, the user base is highly engaged - taking a true "lean forward" approach to our programming by commenting in the feed, building the community, and supporting our artists and DJs by purchasing their goods. Our cost of acquisition is low and we are starting to monetize the base with the subscription service, our e-commerce and through features like our Tip Jar..

The Company's Products and/or Services

Product / Service	Description	Current Market
Gimme Radio is a direct to consumer streaming music offering that can be found via web (www.gimmeradio.com), mobile (iOS and Android) and through Amazon Alexa. The service is focused on the Metal genre. Gimme Country is a direct to consumer streaming music offering that can be found via web (www.gimmecountry.com) , and mobile (iOS and Android).	The service consists of two tiers - a free to the user radio service and a monthly subscription streaming offer for access to archived programming . The subscription offer is only available today for listeners of Gimme Radio..	Global Streaming music customers that are fans of genres of music that are not often not promoted or the focus of other streaming outlets.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our target customer is the passionate music fan who is looking for more than access to music and playlists. These customers are looking for the ability to interact with other fans, direct access to artists, access to collectible goods and services and true curation by trusted human sources.

Intellectual Property

The Company is dependent on the following intellectual property: None

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tyler Lenane	CEO	CEO and Co-Founder, Gimme Radio (December 2016 - Present), Setting and developing corporate strategy, communicating with investors and

		public, securing talent, leading company vision, maintaining company culture, risk assessment, making major corporate decisions, managing the overall operations and resources of Gimme Radio. Former business development manager at Apple Inc.
David Rosenberg	COO	COO (December 2016 - Present)and Co-Founder, Gimme Radio (December 2016 - Present), Responsible for day to day operations and administration of the company. Responsible for financial analysis and projection, budget planning. Oversee and manage all legal issues. Collaborate with CEO on all strategy and corporate development activities. Former: Distribution Partnerships Lead, Google Play
Jon Maples	CPO	Chief Product Officer and Co-Founder (December 2016 - Present) Ideation and development of the product. Oversaw the development and launched the service. Created and executed the roadmap for the company. Former: VP Product 8tracks
Andy Gilliland	CCO	Chief Creative Officer and Co-Founder (December 2016 - Present) Development and design of Gimme Radio brand. Lead designer for all consumer products (desktop, web, mobile apps) including UI and UX. Creative direction for brand, marketing, and design efforts. Additionally: Andy owns a company called LoneUX LLC, a design firm, since January 2017. Former; Co-Founder and Chief Creative of Black Sands Brewery.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	9,899,065	Yes	N/A	100%	N/A
Preferred Series 1	5,381,838	General: 1 vote per share on as-converted to Common Stock Basis. Preferred Stock Votes: Requisite Majority is holder of a majority of outstanding Preferred Stock.	N/A	0%	Major Investors: ROFR & CO-Sale Right; Registration Rights; Participation Rights; Information Rights; Inspection Rights
Preferred Series 2	8,836,394	General: 1 vote per share on as-converted to Common Stock Basis. Preferred Stock Votes: Requisite Majority is holder of a majority of outstanding Preferred Stock.	N/A	0%	Major Investors: ROFR & CO-Sale Right; Registration Rights; Participation Rights; Information Rights; Inspection Rights

The Company has the following debt outstanding:
None.

Ownership
No single person owns a majority of the Company.

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
GIMME RADIO, INC. ("the Company") was originally formed as an LLC in the state of California on December 20, 2016. The Company converted to a C-Corporation on May 26, 2017 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. Gimme Radio, Inc. provides a 24/7 global metal radio station where music is hand picked by real DJs like Dave Mustaine of Megadeth, Randy Blythe of Lamb of God, and Johan Hegg from Amon Amarth.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a

beneficial effect on our liquidity, as we have approximately $1,574,883 in cash on hand as of March 31, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed (SeedInvest)	Feb 5, 2019 to Mar 29, 2019	Reg CF and Reg 506(c)	Crowd Note	$465,601	Product Dev, Operations, Marketing

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series 1 Preferred	When and if declared by the Board.	General: 1 vote per share on as-converted to Common Stock Basis. Preferred Stock Votes: Requisite Majority is holder of a majority of outstanding Preferred Stock.	Senior to Common *Pari passu* with Preferred Stock Greater of (i) 1x original issue price plus declared and unpaid dividends; and (ii) as-converted to Common	Optional Conversion by Preferred Stockholders Mandatory Conversion upon Requisite Majority consent or IPO Broad-based anti-dilution protections Class based market protective provisions
Series 2 Preferred	When and if declared by the Board.	General: 1 vote per share on as-converted to Common Stock Basis. Preferred Stock Votes: Requisite Majority is holder of a majority of outstanding Preferred Stock.	Senior to Common *Pari passu* with Preferred Stock Greater of (i) 1x original issue price plus declared and unpaid dividends; and (ii) as-converted to Common	Optional Conversion by Preferred Stockholders Mandatory Conversion upon Requisite Majority consent or IPO Broad-based anti-dilution protections

				Class based market protective provisions

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

12

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the year ended December 31, 2017, two officers of the Company were issued convertible notes totaling $75,000. At December 31, 2018 the balance of related party convertible notes is $75,000. The related accrued interest during the years ended December 31, 2018 and 2017 is $4,792 ad $1,791, respectively.

During the year ended December 31, 2017, the Company was loaned funds of $5,414 from an officer. At December 31, 2018 and 2017, the amount of payable to officer is $5,414 and $5,414, respectively, and are recorded under 'Related party accruals' on the balance sheets.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tyler Lenane
(Signature)
Tyler Lenane
(Name)
CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Tyler Lenane
(Signature)
Tyler Lenane
(Name)
CEO
(Title)
9 June 2020
(Date)
/s/David Rosenberg
(Signature)
David Rosenberg
(Name)
COO
(Title)
9 June 2020
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



Gimme Radio Inc.

A Delaware Corporation

Financial Statements

(Unaudited)

For the Year Ended December 31, 2019

Gimme Radio Inc.

December 31, 2019

Table of Contents:

Gimme Radio Inc.
(A Delaware Corporation)
Balance Sheet
(Unaudited)

	December 31, 2019
Assets	
Cash	$ 1,380,512
Fixed, Net	269,830
Other Assets	7,500
Inventory	1,800
Total Assets	**$ 1,659,642**
Liabilities & Stockholders' Equity	
Liabilities	
Accrued Expenses	$ 106,016
Deferred Revenue	20,077
Working Capital Loans	9,605
Total Liabilities	135,698
Stockholders' Equity	
Common Stock	99
Preferred Stock	128
Additional Paid-In Capital	4,070,934
Accumulated Deficit	(2,547,217)
Total Stockholders' Equity	1,523,944
Total Liabilities & Stockholders' Equity	**$ 1,659,642**

Gimme Radio Inc.
Statement of Operations
(Unaudited)

		For the Year Ended December 31, 2019
Revenue:		
Sales, Net	$	41,771
Total Revenue		**41,771**
Cost of Sales		16,388
Gross Profit		**25,383**
Operating Expenses		
Personnel		360,825
Professional Fees		250,353
Sales & Marketing		103,260
Founders Compensation		84,500
Software & Technology		75,031
Ocupancy		36,000
General & Administrative		29,241
Travel		22,266
Shipping		5,489
Meals & Entertainment		3,638
Merchant Fees		3,022
Royalties & Licensing		2,895
Total Operating Expenses		**976,520**
Net Operating Loss	$	**(951,137)**
Non-Operating Items		
Amortization & Depreciation		(221,260)
Interest Expense		(155,986)
Provision for Income and Property Taxes		(1,515)
Net Loss	$	**(1,329,898)**


Gimme Radio Inc.
Statement of Changes in Stockholders' Equity
(Unaudited)


Stockholders' Equity at December 31, 2018	$	(1,197,230)
Common Stock		4
Preferred Stock		128
Additional Paid-In Capital		4,050,940
Net Loss		(1,329,898)
Stockholders' Equity at December 31, 2019	**$**	**1,523,944**

Gimme Radio Inc.
Statement of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2019
Operating Activities	
Net Loss	$ (1,329,898)
Adjustments to Reconcile Net Loss	
to Net Cash Used In Operating Activities:	
Amortization & Depreciation	221,260
Changes in Assets and Liabilities:	
Other Assets	27,083
Inventory	1,272
Accounts Receivable	316
Accrued Expenses	75,310
Accrued Interest on Convertible Notes	(58,924)
Deferred Revenue	20,077
Net Cash Used In Operating Activities	(1,043,504)
Investing Activity	
Investments in Fixed Assets	(73,526)
Cash Used in Investing Activity	(73,526)
Financing Activities	
Convertible Notes, Net of Fees	(1,745,000)
Working Capital Loans	4,048
Common Stock	4
Preferred Stock	128
Additional Paid-In Capital	4,050,940
Net Cash Provided By Financing Activities	2,310,120
Net Change in Cash	1,193,090
Cash - Beginning of Period	187,422
Cash - End of Period	$ 1,380,512